GALIANO GOLD REPORTS

THIRD QUARTER 2025 RESULTS

Vancouver, British Columbia, November 6, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its third quarter ("Q3") 2025 operating and financial results. Galiano owns a 90% interest in the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

All financial information contained in this news release is unaudited and reported in United States dollars.

Q3 2025 AND YEAR-TO-DATE HIGHLIGHTS

Safety

  No lost-time injuries ("LTI") and one total recordable injury ("TRI") recorded during Q3 2025.

  12‐month rolling LTI and TRI frequency rates as of September 30, 2025 of 0.39 and 0.90 per million hours worked, respectively.

Financial

  Cash and cash equivalents of $116.4 million as of September 30, 2025.

  Generated cash flow from operating activities of $40.4 million during Q3 2025.

  Income from mine operations of $48.2 million during Q3 2025.

  Net loss of $0.15 per common share and adjusted net loss1 of $0.01 per common share during Q3 2025.

  Adjusted EBITDA1 of $37.8 million during Q3 2025.

Mining

  Mined 1.6 million tonnes ("Mt") of ore at an average mined grade of 0.8 grams per tonne ("g/t") gold and a strip ratio of 7.8:1 during Q3 2025.

  Development of Cut 3 at the Nkran deposit continued to ramp up during the quarter with 3.6 Mt of material mined, an increase of 111% compared to Q2 2025.

  Subsequent to quarter-end, mining operations at Esaase recommenced in early November, with a steady ramp up in ore production expected over Q4 2025.

Processing

  1.3 Mt of ore was milled at an average feed grade of 0.9 g/t, with metallurgical recovery averaging 91% during Q3 2025.

  The permanent secondary crushing circuit at the AGM processing plant was commissioned at the end of July 2025.

  Produced 32,533 ounces of gold during the quarter, a 7% increase compared to Q2 2025. Year-to-date gold production reached 83,617 ounces as of September 30, 2025. Gold production guidance for fiscal year ("FY") 2025 is revised to a range of 120,000 - 125,000 ounces (previously 130,000 - 150,000 ounces).

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1 Non-IFRS measure. Refer to section "Non-IFRS Measures" of this news release.

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  Sold 32,577 ounces of gold during the quarter at a record quarterly average price of $3,501 per ounce (“/oz”) and sold 88,858 ounces of gold year-to-date at an average price of $3,237/oz, excluding the effect of realized losses on gold hedging instruments.

Cost and Capital Expenditures

  Total cash costs1 of $1,554/oz and all-in sustaining costs1 ("AISC") of $2,283/oz for the quarter. AISC1 was consistent with Q2 2025. AISC1 guidance for FY 2025 is revised to a range of $2,200/oz - $2,300/oz. Previous AISC1 guidance for FY 2025 was a range of $1,750/oz - $1,950/oz, plus a further $100/oz for higher royalties.

  Capitalized development pre-stripping costs at Nkran Cut 3 of $12.0 million during Q3 2025 and $22.1 million year-to-date.

Exploration

  Phase 2 drilling program at Abore completed during Q3 2025, which identified multiple new high-grade ore shoots below the Abore South and Main zones, while also revealing a significant new high-grade discovery at Abore North (refer to the Company's news release dated August 20, 2025).

"The third quarter has shown some of the improvements we expected in terms of volumes of material mined and throughput, following the successful commissioning of the secondary crusher. Grade also improved in the mill resulting in production being 7% higher than the second quarter," said Matt Badylak, Galiano's President and Chief Executive Officer. "The September incident at Esaase required us to temporarily pause mining operations and will result in lower grades delivered to the mill for a longer period than originally expected. This has necessitated a revision to full-year guidance. Our technical team continues to focus on mine and plant enhancements to improve production as we enter the fourth quarter and beyond.

Importantly, we emerge from the quarter with a very strong financial position, and our Abore drilling program continues to deliver exciting results, delineating a mineralized system extending 200 metres below our current Mineral Reserve across a substantial 1,600-metre strike length.”

Revised FY 2025 Guidance

  FY 2025 production and AISC1 guidance are revised to a range of 120,000 - 125,000 ounces (previously 130,000 - 150,000 ounces) and $2,200/oz - $2,300/oz (previously $1,750/oz - $1,950/oz, plus a further $100/oz for higher royalties), respectively.

  Production for the balance of the year will be impacted by multiple factors, including the extended pause of mining operations at Esaase. During this period, Esaase stockpile material fed to the mill yielded lower grades. The impact of this lower grade stockpile material will continue while Esaase mining operations ramp back up to deliver ore from the pit. Mining at Abore will provide the majority of the mill feed for the balance of the year, and lower realized grades have been factored into the revised production guidance range. Mill throughput assumptions for the balance of the year have been aligned to reflect Q3 2025 milling performance, with the expectation that ongoing circuit optimizations will yield improved throughput by year-end.

  AISC1 guidance is revised due to the impacts of lower production guidance and higher royalties, resulting from higher average gold sales prices and the 2% increase to Ghana’s Growth and Sustainability Levy (“GSL”).

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SUMMARY OF QUARTERLY OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Health and safety
LTIs(1)	-	-	2	1	-
TRIs(1)	1	-	3	3	1
12-month rolling LTI frequency rate	0.38	0.42	0.43	0.15	0.00
Mining
Ore mined ('000t)	1,605	1,365	1,296	531	670
Waste mined ('000t)	12,493	9,824	9,124	8,698	9,726
Strip ratio (W:O)	7.8	7.2	7.0	16.4	14.5
Average gold grade mined (g/t)	0.8	0.8	0.8	1.0	1.1
Mining cost ($/t mined) - mine-wide(2)	3.36	3.65	3.36	3.41	3.52
Mining cost ($/t mined) - producing(2)	3.38	3.59	3.31	3.41	3.52
Mining cost ($/t mined) - development(2)	3.29	4.00	3.98	-	-
Ore tonnes trucked ('000 t)	1,288	1,030	1,053	685	665
Ore transportation cost ($/t trucked)	4.35	4.49	4.43	4.75	4.56
Processing
Ore milled ('000t)	1,283	1,193	1,086	1,179	1,162
Average mill head grade (g/t)	0.9	0.8	0.8	0.9	0.9
Average recovery rate (%)	91	89	87	85	91
Processing cost ($/t milled)	12.57	12.89	14.37	15.84	12.49
General and administrative cost ($/t milled)	6.62	6.24	5.78	6.28	5.74
Gold produced (oz)	32,533	30,350	20,734	28,508	29,784
Capital expenditures
Sustaining capital ($m)	4.2	2.2	1.3	0.8	0.8
Development capital ($m)	2.9	4.9	3.3	2.0	4.0
Sustaining capitalized stripping costs ($m)	11.9	15.1	11.9	19.1	25.5
Development capitalized stripping costs - Nkran ($m)	12.0	6.9	3.2	-	-
Financial, costs and cash flow
Revenue ($m)	114.2	97.3	76.6	64.6	71.1
Gold sold (oz)	32,577	29,287	26,994	24,673	29,014
Average gold sales price ($/oz)	3,501	3,317	2,833	2,609	2,446
AISC ($/oz sold)(3)	2,283	2,251	2,501	2,638	2,161
Income from mine operations ($m)	48.2	37.2	15.4	21.8	26.4
Adjusted net (loss) income ($m) (3)	(2.8)	21.0	0.4	5.1	16.1
Adjusted EBITDA ($m) (3)	37.8	39.9	19.0	21.2	29.0
Cash flow from operating activities ($m)	40.4	35.8	25.9	13.8	24.4

(1) The Company records and reports injuries in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

(2) Total mining cost per tonne includes total mining costs for all producing deposits (i.e. Abore and Esaase) and deposits in development (i.e Nkran). Producing mining cost per tonne reflects unit mining rates at the Abore and Esaase deposits combined, while development mining cost per tonne reflects unit mining rates at the Nkran deposit only.

(3) Refer to section "Non-IFRS Performance Measures" of this news release.

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Mining

  Mined 1.3 Mt of ore at the Abore deposit, an increase of 57% from Q2 2025, at an average grade of 0.9 g/t gold. The strip ratio at Abore was 6.5:1, in line with Q2 2025.

  Mining activities at Abore during Q3 2025 focused on opening up Cut 2 to the full pit width to expose the main granite ore body, and as a result the strip ratio remained elevated and average grade mined lower than forecast.

  Understanding of Abore’s mineralization has improved as more of the main ore body has been mined at depth. Reconciliation results for the quarter indicated that internal dilution, in combination with mining practices, produce more tonnes at a lower grade for an equivalent number of gold ounces.

  Mined 0.1 Mt of ore at the Esaase deposit at an average grade of 0.7 g/t gold. The strip ratio at Esaase was 6.4:1, an increase of 16% from Q2 2025. Mined volumes at Esaase were impacted by strategically focusing on mining the Abore deposit for the second half of the year, and the incident that occurred on September 9, 2025, as described below.

  On September 9, 2025, the Company reported an incident between illegal miners and military personnel on its operating concessions, which regrettably resulted in the fatality of a community member and damage to contractor equipment. While ore haulage of stockpiled material continued, mining operations at the Esaase deposit were temporarily suspended whilst the mining contractor mobilized a new fleet of equipment. Operations at the Abore deposit and the processing plant continued unaffected. Mining operations at Esaase resumed in early November.

  Mining cost per tonne at Abore and Esaase averaged $3.38 per tonne ("/t") in Q3 2025, 6% lower than Q2 2025 due to more material mined.

  Mining continued to ramp up at Cut 3 of the Nkran deposit with 3.6 Mt of material mined during Q3 2025, an increase of 111% from Q2 2025, including 0.2 Mt of ore.

  At Nkran, mining cost per tonne was $3.29 for Q3 2025, 18% lower than Q2 2025 due to more material mined.

Processing

  The AGM produced 32,533 ounces of gold during Q3 2025, an increase of 7% from Q2 2025, as the processing plant milled 1.3 Mt of ore at an average grade of 0.9 g/t gold with metallurgical recovery averaging 91%.

  Secondary crushing circuit at the AGM processing plant was commissioned in late July 2025 and milling performance has since improved monthly. At the end of Q3 2025, milling rates had increased 13% compared to the Q2 2025 average. While all of the primary components of the secondary crusher have been commissioned, there are additional ancillary components and hardware that will be installed during Q4 2025 that will further improve the processing plant performance by year-end.

  Processing cost per tonne for Q3 2025 was $12.57, 3% lower than Q2 2025. The decrease in processing cost per tonne in Q3 2025 was driven by 8% more tonnes milled compared to Q2 2025, which decreased fixed processing costs on a per unit basis.

Capital Expenditures

  Sustaining capital expenditures during Q3 2025 totaled $4.2 million and related primarily to a tailings facility expansion.

  Development capital expenditures during Q3 2025 totaled $2.9 million (excluding Nkran pre-stripping costs) and related primarily to finalizing the construction of the secondary crushing circuit.

  Development of Cut 3 at the Nkran deposit commenced in February 2025 and has continued to ramp up throughout the year. During Q3 2025, 3.4 Mt of waste was mined at a cost of $3.29/t, or $12.0 million. These stripping costs are classified as development capital expenditures. The Company anticipates a further ramp up of mining activities at Nkran in Q1 2026 following the mobilization of additional mining equipment during Q4 2025.
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Costs

  AISC1 for Q3 2025 was $2,283/oz, compared to $2,161/oz in Q3 2024. The increase in AlSC1 was primarily driven by low grade stockpiled ore processed in Q3 2024 that had no accounting book value and, as such, had no mining cost attributed to it. Additionally, AISC1 was higher in Q3 2025 due to higher royalties, a result of higher average gold sales prices and an increase to the GSL effective April 1, 2025. These factors were partly offset by 12% higher gold ounces sold in Q3 2025.
  Relative to Q2 2025, AISC1 remained comparable in Q3 2025 on a per ounce basis, while increasing by 13% on an absolute basis. The increase in absolute costs was driven by costs associated with operating the secondary crushing circuit, higher royalties expense resulting from higher average gold sales prices, and higher sustaining capital expenditures related to expanding the tailings facility.

Exploration

  Following the positive results of a Phase 1 drilling program (refer to the Company's news release dated May 5, 2025), which targeted mineralization within and directly below Abore's Mineral Reserve pit shell, a Phase 2 drilling program commenced at Abore in Q2 2025 and was completed in Q3 2025. The Phase 2 program was designed to test for further extensions of mineralization immediately below the Abore Mineral Reserve and Mineral Resource, across a strike length of approximately 1,600m, extending to the northern end of the Abore pit. Q3 2025 drilling at Abore totalled 14,687m.

  Results from the Phase 2 program identified multiple new high-grade ore shoots below the Abore South and Main zones, while also revealing a significant new high-grade discovery at Abore North below the existing Mineral Reserve and Mineral Resource (refer to the Company's news release dated August 20, 2025). On the back of these positive results, the Phase 2 program has been expanded to continue infill and step-out drilling through Q4 2025.

  In addition to the drilling and geophysics programs above, the Company also continued to conduct mapping and prospecting on several regional greenfield targets across the AGM's tenements with an objective of identifying new potential drill targets. Work in Q3 2025 continued to focus on areas along strike to the southwest of the Nkran deposit, including a ground Induced Polarization survey over the Nsoroma target ahead of planned drilling in Q4 2025.

Balance Sheet

  The Company has maintained a strong cash position with $116.4 million as of September 30, 2025

  The Company is in the process of finalizing a $75 million revolving credit facility (the “RCF”) with FirstRand Bank Limited, acting through its Rand Merchant Bank division. The purpose of the RCF is for general working capital requirements. The RCF has a 4-year term and floating interest rate based on the Secured Overnight Financing Rate (SOFR) plus a margin of 3.95%. Finalization of the RCF is pending signing of closing documentation, and satisfaction of conditions precedent customary for a facility of this nature.

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CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

	Three months ended September 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2025	2024
Revenue	114,197	71,130
Income from mine operations	48,176	26,444
Net (loss) income attributable to common shareholders	(38,636)	1,100
Net (loss) income per share attributable to common shareholders	(0.15)	0.00
Adjusted net (loss) income attributable to common shareholders (1)	(2,770)	16,088
Adjusted net (loss) income per share attributable to common shareholders (1)	(0.01)	0.06
Adjusted EBITDA(1)	37,820	29,012
Cash and cash equivalents	116,440	120,916
Cash generated from operating activities	40,449	24,449

  The Company sold 32,577 ounces of gold in Q3 2025 at a quarterly record average gold price (before the effect of realized hedging losses) of $3,501/oz for total revenue of $114.2 million. The increase in revenue from the comparative period was due to a 43% increase in average gold sales prices and a 12% increase in gold ounces sold. The average gold sales price, including the effect of realized gold hedging losses, for Q3 2025 amounted to $3,099/oz.

  Income from mine operations for Q3 2025 totaled $48.2 million, compared to $26.4 million in Q3 2024. The increase in income from mine operations was due to higher revenues as described above. This was partly offset by higher depletion expense on Abore and and Esaase development and capitalized stripping costs during Q3 2025. Royalties expense was also higher in Q3 2025 due to higher earned revenues and the increase to the GSL from 1% to 3% effective April 1, 2025.

  The Company reported net loss attributable to common shareholders of $38.6 million in Q3 2025, compared to net income of $1.1 million in Q3 2024. The decrease in net income during Q3 2025 was primarily due to an increase in realized and unrealized losses on the AGM's zero cost gold collar hedges and the recording of current and deferred income tax expenses related to the AGM.

  Reported Adjusted EBITDA1 of $37.8 million in Q3 2025, compared to $29.0 million in Q3 2024. The increase in Adjusted EBITDA1 was primarily driven by higher revenues, partly offset by higher royalties and realized gold hedging losses, as described above.

  The Company generated $40.4 million of cash flow from operating activities in Q3 2025, compared to $24.4 million in Q3 2024. The increase in operating cash flow was primarily driven by higher average gold sales prices during Q3 2025.

  As of September 30, 2025, the Company had cash and cash equivalents of $116.4 million and no debt.

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CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

	Nine months ended September 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2025	2024
Revenue	288,091	166,788
Income from mine operations	100,698	56,222
Net (loss) income attributable to common shareholders	(46,116)	5,172
Net (loss) income per share attributable to common shareholders	(0.18)	0.02
Adjusted net income attributable to common shareholders (1)	18,570	34,902
Adjusted net income per share attributable to common shareholders (1)	0.07	0.14
Adjusted EBITDA(1)	96,695	50,117
Cash and cash equivalents	116,440	120,916
Cash generated from operating activities	102,155	41,940

  The Company sold 88,858 ounces of gold during the nine months ended September 30, 2025 at an average gold price (before the effect of realized hedging losses) of $3,237/oz for total revenue of $288.1 million. The increase in revenue from the comparative period was due to a 40% increase in average gold sales prices and 24% increase in gold ounces sold. The average gold sales price, including the effect of realized gold hedging losses, year-to-date amounted to $2,914/oz.

  Income from mine operations for the nine months ended September 30, 2025 totaled $100.7 million, compared to $56.2 million in the comparative period of 2024. The increase in income from mine operations was due to the increase in revenue, as described above, and the Company only consolidating the financial results of the AGM from March 4, 2024 to September 30, 2024 in the comparative period. These factors were partly offset by higher depreciation and depletion expense and royalties in 2025.

  The Company reported a net loss attributable to common shareholders of $46.1 million for the nine months ended September 30, 2025, compared to net income of $5.2 million in the comparative period of 2024. The decrease in net income was primarily driven by higher realized and unrealized losses on gold hedging instruments in 2025 and the recording of current and deferred income tax expenses related to the AGM.

  Reported Adjusted EBITDA1 of $96.7 million during the nine months ended September 30, 2025, compared to $50.1 million in the comparative period of 2024. The increase in Adjusted EBITDA1 was driven by higher average gold sales prices and the Company consolidating a full nine months of financial results of the AGM in 2025. These factors were partly offset by higher royalties and realized gold hedging losses in 2025.

  The Company generated $102.2 million of cash flow from operating activities during the nine months ended September 30, 2025, compared to $41.9 million in the comparative period of 2024. The increase in cash flow from operations was driven by higher average gold sales prices and the Company consolidating a full nine months of financial results of the AGM in 2025.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the
Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended
September 30, 2025 and 2024, which are available at www.galianogold.com and filed on SEDAR+.

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1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce Sold

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the cost of production, adjusted for by-product revenue and production royalties per ounce of gold sold.

  AISC per Gold Ounce Sold

The Company has adopted the reporting of "AISC per gold ounce sold". AISC include total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made on the AGM's mining and other service lease agreements per ounce of gold sold.

  EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA") and includes the calculated Adjusted EBITDA of the AGM joint venture for periods prior to the consolidation of its ownership.

  Adjusted net income (loss) and adjusted net income (loss) per common share

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per common share. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items or non-recurring items from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of the Company's operations and performance of its core business.

Qualified Person

The exploration information contained in this news release has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. All other scientific and technical information contained in this news release has been reviewed and approved by Mr. Amri Sinuhaji, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Sinuhaji are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

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Conference Call and Webcast

Management will host a conference call and webcast to discuss the results of Q3 2025, at 7:30am PT on November 7, 2025. Please refer to the details below to join the conference call or the webcast.

Conference Call Participant Details
RapidConnect URL:	https://emportal.ink/3XVW7iq
Local:	Toronto: 1-437-900-0527
North American Toll Free:	1-888-510-2154
Webcast URL
Audience URL:	https://app.webinar.net/E4kxVp4Vgam
Conference Replay
Conference Replay Local:	1-289-819-1450
Conference Replay North American Toll Free:	1-888-660-6345
Conference Replay Entry Code:	16439 #
Conference Replay Expiration Date:	11/14/2025

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company’s operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore, and the results thereof; expectations and timing with respect to the resumption of mining operations at Esaase and the ramping up of mining activities at Esaase and Nkran; anticipated production and cost guidance; expectations regarding processing plant milling capacity and milling rates, including the installation of additional ancillary components and hardware in connection with the secondary crusher and other circuit optimizations; expectations regarding the RCF; expectations regarding cash flows from operations; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures; total cash costs and corresponding cost performance relating to the Company’s activities; and details of the upcoming conference call and webcast. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company’s ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the AGM will not experience any significant uninsured production disruptions that would materially affect revenues; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

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The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process gold as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices; outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; metallurgical recoveries may not be economically viable or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of mining and other contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have recently experienced significant fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's share price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and any such other risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.

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